Free Writing Prospectus

VanEck Merk Gold Trust

OUNZ Fees Press Release

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Pursuant to 433/164

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VanEck® Merk® Gold Trust (OUNZ) Reduces Fees for Gold Delivery

OUNZ is the only gold ETF with a patented process by which investors can take delivery of their gold

September 06, 2017 08:00 AM Eastern Daylight Time

NEW YORK--(BUSINESS WIRE)--VanEck Merk Gold Trust (NYSE: OUNZ) reduces fees investors pay to take delivery of their gold.

“Investors appreciate the ease of buying gold through an ETF, but foremost they want to be assured the gold is really there for them. Now, we are reaffirming our commitment to provide investors with easy and cost-effective access to their gold,” explains Axel Merk, President of Merk Investments, the sponsor of OUNZ.

On any business day, investors may request delivery of the London bars held by the Trust, as well as exchange their shares for gold coins (or bars) that are more commonly desired by individual investors. Minimum fees have been replaced with a flat fee to make smaller deliveries more economical. The new fees will go into effect on September 8, 2017, and feature substantial reductions. Some examples:

●   Cost of taking delivery of 20 1oz Australian bars is reduced by 30%;

●   Cost of taking delivery of 100 1oz Australian bars is reduced by 27%;

●   Cost of taking delivery of 1 London bar is reduced by 58%;

●   Cost of taking delivery of 50 London bars is reduced by 96%.

For details on the new fees, please see www.merkgold.com/fees.html. Because investors own a pro-rata share of the gold held in OUNZ, taking delivery and/or exchanging the gold into other coins and bars is not a taxable event.

“We increasingly see investors drawn to OUNZ not only for the simple ETF access it provides to gold, but also its unique feature that enables investors to take delivery of their gold,” said Brandon Rakszawski, ETF Product Manager for VanEck. “We believe the fee reduction will benefit shareholders long-term.”

About Merk Investments

Merk Investments provides investment advice on liquid global markets, including domestic and international equities, fixed income, commodities and currencies and their respective derivative markets. Aside from the VanEck Merk Gold Trust, the Merk Funds® include: the Merk Hard Currency Fund® (MERKX) and the Merk Absolute Return Currency Fund® (MABFX).

About VanEck

VanEck’s mission is to offer investors forward-looking, intelligently designed investment strategies that take advantage of targeted market opportunities. Founded in 1955, the firm is a pioneer in global investing with a history of placing clients’ interests first in all market environments. Today, VanEck continues this tradition by offering active and passive investment portfolios in hard assets, emerging markets equity and debt, precious metals, fixed income, and other alternative asset classes. VanEck Vectors exchange-traded products are one of the largest ETP families in the world, managing more than 70 funds that span a range of sectors, asset classes, and geographies. As of July 31, 2017, VanEck managed approximately $40.3 billion in assets, including mutual funds, ETFs, and institutional accounts.

Important Disclosures

This material must be preceded or accompanied by a prospectus. Before investing, you should carefully consider the Van Eck Merk Gold Trust's (the “Trust”) investment objectives, risks, charges and expenses. This and other information is in the prospectus, a copy of which may be obtained by visiting vaneck.com/ounz or calling 800-826-2333. Please read the prospectus carefully before you invest.

The Exchange Fee listed is effective September 8, 2017 and supersedes any previously published Exchange Fees, including those in the prospectus.

London bars: a gold bar meeting the specifications for weight, dimensions, fineness (or purity), identifying marks and appearance of gold bars set forth in “The Good Delivery Rules for Gold and Silver Bars” published by the London Bullion Market Association (“LBMA”).

Please see http://www.merkgold.com/patent.html for more information on U.S. patent #8,626,641 granted to Merk pertaining to the delivery process for OUNZ.

This press release does not constitute legal or tax advice. Please read the prospectus and consult with your tax adviser for tax related questions pertaining to OUNZ.

Investing involves risk, including possible loss of principal. The Trust is not an investment company registered under the Investment Company Act of 1940 or a commodity pool for the purposes of the Commodity Exchange Act. Shares of the Trust are not subject to the same regulatory requirements as mutual funds. Because shares of the Trust are intended to reflect the price of the gold held in the Trust, the market price of the shares is subject to fluctuations similar to those affecting gold prices. Additionally, shares of the Trust are bought and sold at market price, not at net asset value (“NAV”). Brokerage commissions will reduce returns.

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The request for redemption of shares for gold is subject to a number of risks including but not limited to the potential for the price of gold to decline during the time between the submission of the request and delivery. Delivery may take a considerable amount of time depending on your location.

Commodities and commodity-index linked securities may be affected by changes in overall market movements and other factors such as weather, disease, embargoes, or political and regulatory developments, as well as trading activity of speculators and arbitrageurs in the underlying commodities.

Trust shares trade like stocks, are subject to investment risk and will fluctuate in market value. The value of Trust shares relates directly to the value of the gold held by the Trust (less its expenses), and fluctuations in the price of gold could materially and adversely affect an investment in the shares. The price received upon the sale of the shares, which trade at market price, may be more or less than the value of the gold represented by them. The Trust does not generate any income, and as the Trust regularly issues shares to pay for the Sponsor’s ongoing expenses, the amount of gold represented by each Share will decline over time. Investing involves risk, and you could lose money on an investment in the Trust. For a more complete discussion of the risk factors relative to the Trust, carefully read the prospectus.

The sponsor of the Trust is Merk Investments LLC (the “Sponsor”). VanEck and Foreside Fund Services, LLC, provide marketing services to the Trust.

Before investing in the Merk Funds, you should carefully consider the Funds' investment objectives, risks, charges and expenses. This and other information is in the prospectus, a copy of which may be obtained by visiting www.merkfunds.com. Please read the prospectus carefully before you invest. Foreside Fund Service, LLC, distributor of the Merk Funds.

Contacts

MacMillan Communications

Mike MacMillan/Chris Sullivan, 212-473-4442

chris@macmillancom.com

The issuer has filed a registration statement with the SEC for offering to which this communication relates. Before you invest, you should read the prospectus and other documents.

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